UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated July 13, 2018, announcing that the Company has agreed to sell the 2007-built jack-up drilling rig Soehanah to an unrelated third party and three 2002-built VLCCs to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	July 18, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Sale of three VLCCs and a jack-up rig

Press release from Ship Finance International Limited - July 13, 2018.

Ship Finance International Limited (NYSE: SFL) (“Ship Finance” or the “Company”) announces that it has agreed to sell the 2007-built jack-up drilling rig Soehanah to an unrelated third party and three 2002-built VLCCs to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Divesting of older vessels is a part of the Company’s strategy to renew and diversify the fleet. Over the last three months, Ship Finance has taken delivery of 19 vessels with long-term charters, increasing our fixed charter backlog by nearly $600 million. We see further growth opportunities across our target market segments, and we expect to reinvest the proceeds from these vessel sales in new assets.

The sales price for the Soehanah is confidential, but the transaction is expected to generate a book profit, and the rig is debt free. Delivery is expected to occur in the second half of 2018, and the Company will continue to receive a bareboat charter rate of approximately $10,000 per day from the current charter to an affiliate of Indonesia-based Apexindo in the meantime.

The three VLCCs, Front Page, Front Stratus and Front Serenade, are among the few vessels remaining from the Company’s inception in 2004, and delivery to ADS is expected to occur in the third quarter. Net proceeds from the sale will be approximately $77.6 million, including $10.1 million in the form of an interest-bearing loan note from Frontline Limited. The aggregate book value of the three vessels is approximately $99 million, and a book impairment is therefore expected to be recorded in the second quarter. Following this transaction, only five vessels will remain on charter to a subsidiary of Frontline Limited.

ADS has raised $58 million in equity capital from a wide group of investors, including Ship Finance, and $30 million in the form of a non-amortizing secured debt facility. ADS intends to list its shares on the Oslo Mercur Market, and targets a 100% payout of net cash flow. ADS plans to upgrade the vessels with scrubbers prior to 2020 in order to maximum the benefit of the anticipated spread between various fuel types after the implementation of new emissions controls regulations.

For Ship Finance, the participation in the new venture is an opportunistic financial investment where a portion of the sales proceeds from the vessels has been reinvested in ADS. We believe we are close to a low point in the tanker cycle, with limited downside to current recycling values, and our investment as a minority shareholder in ADS could therefore give us significant upside potential with very low risk exposure at the tail end of these vessels’ commercial life.

July 13, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23 11 40 09
André Reppen, Senior Vice President, Ship Finance Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23 11 40 11

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.